Annual Statement as to Compliance
For the Period of July 17, 2012 to December 31, 2012
UBS 2012-C12
In accordance with the requirements detailed in 10.11 of the Pooling and Servicing Agreement
("Agreement") for the above-mentioned CMBS pool, CWCapital Asset Management LLC ("CWCAM"), in its capacity as Special Servicer, is providing this Officer's Certificate with respect to the following:
(A)
a review of CWCAM's activities during the period noted above and of CWCAM's performance under this Agreement has been made under my supervision; and
(B)
to the best of my knowledge, based on such review, CWCAM has fulfilled all its obligations under this Agreement in all material respects throughout the period noted
above.
Should you have any questions, please do not hesitate to contact us.
Sincerely,
CWCapital Asset Management LLC
/s/ David B. Iannarone
David B. Iannarone
President